                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K
(Mark One)
[X]   Annual  Report  Pursuant  to  Section  15(d)  of   the
Securities Exchange Act of 1934
For the fiscal year ended January 31, 1999.
                             or
[  ]  Transition  Report Pursuant to Section  15(d)  of  the
Securities Exchange Act of 1934
For the transition period from ______to______.

                Commission file number 1-6991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    WAL-MART STORES, INC., 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    WAL-MART STORES, INC.
                 702 Southwest Eighth Street
                 Bentonville, Arkansas  72716

                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

                  Financial Statements and
                   Supplemental Schedules


            Years ended January 31, 1999 and 1998


                          Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
 with Fund Information
Notes to Financial Statements

Supplemental Schedules

Line 27a-Schedule of Assets Held for Investment Purposes
Line 27d-Schedule of Reportable Transactions

               Report of Independent Auditors

The Administrative Committee of the
 Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan as of January 31, 1999 and 1998, and the related statements of changes in net assets available for benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1999, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Tulsa, Oklahoma
June 16, 1999
                        Page 3 of 14

                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

       Statements of Net Assets Available for Benefits


                                             January 31
                                           1999      1998
                                           (In Thousands)

Assets
Wal-Mart Common Stock, at fair value          $  58,426    $   6,601
Other investments, at fair value:
 Merrill Lynch Equity Index Fund                 79,359       19,747
 Merrill Lynch Retirement Preservation Fund      96,944        7,706
 Pacific Investment Management
   Company (PIMCO)Total Return Fund              42,798       11,367
 Ivy International Fund                          58,618       17,008
 Putnam New Opportunities Fund                   78,227       19,508
Total investments                               414,372       81,937

Receivables:
 Company contribution                           160,741      141,142
 Associates' contributions                        5,442        4,853
Total receivables                               166,183      145,995
Cash and other                                      387           36
Net assets available for benefits              $580,942     $227,968

[FN]
<F1>
See accompanying notes.

              Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                           Year ended January 31, 1999

                                 (In Thousands)
                                                                      Pacific
                                                                     Investment
                                              Merrill      Merrill   Management
                                               Lynch        Lynch      Company                    Putnam
                                 Wal-Mart      Equity     Retirement     Total      Ivy             New
                                  Common       Index     Preservation   Return International Opportunities
                                   Stock        Fund         Fund        Fund       Fund           Fund       Other      Total
Additions:
   Associate contributions        $15,678     $35,730     $ 17,151     $20,151    $29,579        $35,253    $  5,442    $158,984
   Company contributions                -           -            -           -          -              -     160,741     160,741
   Net appreciation (depreciation)
     in fair value of investments  21,142      14,313            -        (483)       216         12,804           -      47,992
   Investment income                  136           -        4,989       3,089        917          2,361          37      11,529
   Interfund transfers             10,292      (3,153)      (2,982)        458       (307)        (4,468)        160           -
   Allocation of prior year
     receivables                    6,857      16,471       81,371      10,466     14,345         16,485    (145,995)          -
Total asset additions              54,105      63,361      100,529      33,681     44,750         62,435      20,385     379,246

Deductions:
   Benefit payments                 2,280       3,749       11,291       2,250      3,140          3,716        (154)     26,272

Net increase in net assets
  available for benefits           51,825      59,612       89,238      31,431     41,610         58,719      20,539     352,974
Net assets available for
  benefits at beginning of year     6,601      19,747        7,706      11,367     17,008         19,508     146,031     227,968
Net assets available for
  benefits at end of year         $58,426     $79,359      $96,944     $42,798    $58,618        $78,227    $166,570    $580,942

[FN]
<F1>
See accompanying notes.
                                  Page 5 of 14

              Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                           Year ended January 31, 1998

                                 (In Thousands)

                                                                        Pacific
                                                                      Investment
                                               Merril       Merril    Management
                                               Lynch        Lynch       Company
                                 Wal-Mart      Equity     Retirement     Total       Ivy         Putnam New
                                  Common       Index     Preservation   Return  International  Opportunities
                                   Stock        Fund         Fund        Fund       Fund           Fund       Other      Total
Additions:
 Associate contributions          $5,887      $19,071       $8,348     $11,190    $17,072        $19,133    $  4,853    $ 85,554
 Company contributions                 -            -            -           -          -              -     141,142     141,142
 Net appreciation (depreciation)
   in fair value of investments      260          839            -         (29)      (506)           229           -         793
 Investment income                    12            -          125         420        186            334           -       1,077
 Interfund transfers                 501          (18)        (704)       (122)       382            (43)          4           -
Total asset additions              6,660       19,892        7,769      11,459     17,134         19,653     145,999     228,566

Deductions:
 Benefit payments                     59          145           63          92        126            145         (32)        598

Net increase in net assets
  available for benefits           6,601       19,747        7,706      11,367     17,008         19,508     146,031     227,968
Net assets available for
  benefits at beginning of year        -            -            -           -          -              -           -           -
Net assets available for
  benefits at end of year         $6,601      $19,747       $7,706     $11,367    $17,008        $19,508    $146,031    $227,968

[FN]
<F1>
See accompanying notes.

                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

                Notes to Financial Statements

                  January 31, 1999 and 1998

1. Description of the Plan

The following description of the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on January 31, 1999. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997. All U.S. associates of the Company who are not covered by a plan of a related company and have completed at least 1,000 hours of service in a consecutive 12-month period are eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Plan's Administrative Committee of the Company ("Administrative Committee").

The trustee function of the Plan is performed by Merrill Lynch Trust Company of America ("Trustee"). The Trustee receives and holds contributions made to the Plan in trust and invests those contributions as directed by participants and according to the policies established by the Administrative Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee and manager of the Merrill Lynch Equity Index Trust and the Retirement Preservation Trust, which are investment options offered under the Plan to participants.

               Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

          Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

All eligible associates participate in the Plan and may elect to contribute from 1% to 10% of their eligible wages. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company's contribution if they meet certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year (January 31).

At the end of each Plan year, Wal-Mart's contribution (if any) will be determined for that Plan year. The Company's contribution for each associate will be a percentage of the associate's eligible wages for the Plan year. Wal-Mart's contribution is discretionary and can vary from year to year.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution to the Plan made on the associate's behalf, and (b) an allocation, as defined, of Plan earnings. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant's account. The effective date on which participants could make contributions was July 1, 1997.

Company contributions to the Plan are invested in accordance with the investment elections made by each participant for deposit in his or her account.

Vesting

Participants are immediately vested in all contributions to their accounts, plus actual earnings thereon.

Payment of Benefits and Withdrawals

The normal form of payment upon a participant's separation from the Company is a lump-sum payment in cash for the balance of the participant's account. Participants may also elect to receive a single lump-sum payment in whole shares of Company stock, with partial or fractional shares paid in cash.

                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

          Notes to Financial Statements (continued)

1. Description of the Plan (continued)

To the extent the participant's account is not invested in Company stock, the account balance will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company. The Plan permits withdrawals of participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service ("IRS").

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan by giving written notice, subject to the provisions of ERISA. In the event of a complete or partial termination of this Plan or a complete discontinuance of contributions to it, the accounts of the Participants shall be fully and immediately nonforfeitable. The Trust shall remain in effect (unless it is specifically terminated) and the Trust assets shall be administered in the manner provided by the terms of the Trust and distributed as soon as administratively feasible.

Investment Options

Participant investment choices include five core funds, three investment models, and Wal-Mart stock. The associate may change their selections at any time throughout the year.

2. Income Tax Status

The Plan has received a letter of determination dated November 26, 1997, from the IRS stating that the Plan is qualified under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Company management believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Trust is tax exempt.

                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

          Notes to Financial Statements (continued)

3. Summary of Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to use estimates that affect the accompanying financial statements and notes. Actual results could differ from these estimates.

Investments in registered investment companies and Wal-Mart common stock are stated at fair market value determined from publicly stated price information. Investments in common and collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments greater than 5% of net assets are separately identified in the statements of net assets available for benefits.

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                           January 31
                                                              1999

     Net assets available for benefits per the
       financial statements                                 $580,942
     Amounts allocated to withdrawing participants             4,060
     Net assets available for benefits per the form 5500    $576,882

                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

          Notes to Financial Statements (continued)

4. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefit payments to participants per the financial statements to the form 5500:

     Benefit payments per the financial statements        $26,272
     Add: Amounts allocated to withdrawing
       participants at January 31, 1999                     4,060
     Benefit payments per the Form 5500                   $30,332

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to January 31, 1999, but not yet paid as of that date.

5. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor has been evaluating and adjusting all of its known date-sensitive systems and equipment for year 2000 compliance. The assessment phase of the year 2000 project is substantially complete.

All third-party service providers have indicated that they will be year 2000 compliant by October 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management is currently developing a contingency plan which is expected to be in place by September 1, 1999.

                  Supplemental Schedules


                Wal-Mart Stores, Inc. 401(k)
                   Retirement Savings Plan

  Line 27a-Schedule of Assets Held for Investment Purposes

                      January 31, 1999


 Identity of Issue, Borrower, Lessor, or     Description                       Current
               Similar Party                of Investment        Cost           Value
Wal-Mart Stores, Inc.* +                  1,358,736 shares
                                              common stock    $ 37,731,085   $ 58,425,628

Merrill Lynch* Equity Index Fund            908,734 units       65,013,318     79,358,857
Merrill Lynch* Retirement
 Preservation Fund                       96,943,962 units       96,943,962     96,943,962
PIMCO Total Return Fund                   4,052,844 units       43,373,521     42,798,029
Ivy International Fund                    1,424,847 units       58,864,372     58,618,212
Putnam New Opportunities Fund             1,271,976 units       66,027,844     78,226,553
Total investments                                             $367,954,102   $414,371,241

[FN]
<F1>
+ Restated to reflect the two-for-one stock split announced March 4,1999, with date of record of March 19, 1999. The stock split was payable on April 19, 1999.
<F2>
* Party-in-interest.

                              Wal-Mart Stores, Inc.
                         401(k) Retirement Savings Plan

                  Line 27d-Schedule of Reportable Transactions

                           Year ended January 31, 1999

                                                                                                               (h)
                                                                                                 Current Value
       (a)                                                (c)             (d)          (g)        of Asset on        (i)
   Identity of              (b)                         Purchase        Selling      Cost of      Transaction     Net Gain
  Party Involved      Description of Asset                Price          Price        Asset           Date        or (Loss)
Category (iii) - Series of investment transactions in excess of 5% of Plan assets.
Wal-Mart Stores, Inc.  Common stock                  $ 33,563,848    $         -   $ 33,563,848   $ 33,563,848    $       -
                       Common stock                             -      2,879,237      2,176,941      2,879,237      702,296

Merrill Lynch*         Equity Index Trust              54,355,021              -     54,355,021     54,355,021            -
                       Equity Index Trust                       -      9,056,125      8,260,258      9,056,125      795,867

                       Retirement Preservation Trust  106,255,193              -    106,255,193    106,255,193            -
                       Retirement Preservation Trust            -     17,017,307     17,017,307     17,017,307            -

Pacific Investment     Total Return Fund               38,402,877              -     38,402,877     38,402,877            -
  Management Company   Total Return Fund                        -      6,487,657      6,422,325      6,487,657       65,332

IVY Management         International Fund              48,844,837              -     48,844,837     48,844,837            -
                       International Fund                       -      7,449,973      7,479,031      7,449,973      (29,058)

Putnam Funds           New Opportunities Fund          58,495,429              -     58,495,429     58,495,429            -
  Corporation          New Opportunities Fund                   -     12,580,640     11,748,518     12,580,640      832,122

[FN]
<F1>
There were no category (i) (ii) or (iv) reportable transactions for the year ended January 31, 1999.
<F2>
Columns (e) and (f) are not applicable.
<F3>
*Party-in-interest

                               SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        WAL-MART STORES, INC.,
                        401(k) RETIREMENT SAVINGS PLAN


Date:  July 27, 1999             /s/ Debbie Davis-Campbell
                                     Debbie Davis-Campbell
                                     Administrative Committee